UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

ChemoCentryx, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16383L106

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 16383L106

1	NAME OF REPORTING PERSONS Thomas J. Schall, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,375,749 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 3,375,749 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,375,749 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 1,137,082 shares of common stock of ChemoCentryx, Inc. issuable upon the exercise of stock options granted to Dr. Schall that are exercisable within 60 days of December 31, 2012, 118,889 shares of which would be subject to ChemoCentryx Inc.’s unvested share repurchase right.
(2)	Based on 36,265,320 shares of common stock of ChemoCentryx, Inc. outstanding as of November 8, 2012, as reported in ChemoCentryx, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed on November 13, 2012.

Item 1(a).	Name of Issuer:

ChemoCentryx, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

850 Maude Avenue, Mountain View, CA 94043.

Item 2(a).	Name of Person Filing:

Thomas J. Schall, Ph.D.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of Dr. Schall is: c/o ChemoCentryx, Inc., 850 Maude Avenue, Mountain View, CA 94043.

Item 2(c).	Citizenship:

United States.

Item 2(d).	Title of Class of Securities:

Common stock, $0.001 par value per share.

Item 2(e).	CUSIP Number:

16383L106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount beneficially owned: 3,375,749 shares (1)

(b)	Percent of class: 9.0% (2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,375,749 shares (1)

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 3,375,749 (1) shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

(1) Includes 1,137,082 shares of common stock of ChemoCentryx, Inc. issuable upon the exercise of stock options granted to Dr. Schall that are exercisable within 60 days of December 31, 2012, 118,889 shares of which would be subject to ChemoCentryx Inc.’s unvested share repurchase right.

(2) Based on 36,265,320 shares of common stock of ChemoCentryx, Inc. outstanding as of November 8, 2012, as reported in ChemoCentryx, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed on November 13, 2012.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013	THOMAS J. SCHALL, PH.D.

/s/ Thomas J. Schall, Ph.D
Name: Thomas J. Schall, Ph.D.